SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE) #35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

NOTICE TO THE MARKET

     Net Serviços de Comunicação S.A. (“Company” or “NET”), a publicly-held company, headquartered in the city and State of São Paulo, at Rua Verbo Divino, 1356–1st floor, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65, publicly announces that Agência Nacional de Telecomunicações, or ANATEL, has decided to suspend for 60 days the charges for infrastructure of additional connections by Pay Television Services’ Providers, because it did not reach an unanimous interpretation on the matter.

     The Company estate that has always followed the legislation of the sector and that it will respect the agency’s decision, as of the moment of its publication at the Diário Oficial da União. It is important to mention that a final decision on the matter has not been reached and that NET will continue seeking for the best ways to respect its clients and to have no impact on its revenues.

     The Brazilian Pay Television Association (Associação Brasileira de TV por Assinatura), which counts with the support on the matter of services providers of the sector, has filed an injunction with the intention of suspending the effects of the suspension of the charges for additional connections until the legislation on the matter has been fully clarified.

São Paulo, June 9, 2008.

     João Adalberto Elek Junior
Chief Financial Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 09, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.